SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         Press Release dated May 16,2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: May 16,2001       Mr. Gerry A. Racicot
                               President

                       Eiger Announces 2nd Quarter Results

      Toronto, ON - May 16 - Eiger Technology, Inc. (Eiger) is pleased to announce that second quarter results have improved over the first quarter with flexibility of corporate strategy and outlook being maintained.

                      3 months ending   3 months ending    6 months ending    6 months ending
                       March 31, 2001    March 31, 2000     March 31, 2001     March 31, 2000
                       --------------    --------------     --------------     --------------
Revenue                 $ 5,912,000       $ 14,378,000       $ 15,583,000       $ 33,047,000

Net Profit (Loss)          (458,000)        (1,158,000)        (1,065,000)          (538,000)

EPS                           (0.01)             (0.05)             (0.03)             (0.02)

Net Earnings                (78,000)        (1,053,000)          (281,000)          (252,000)
before Amortization
And Depreciation

Gross Margin                   31.5%              14.6%              10.5%              11.7%

      The revenue for the second quarter has decreased from $14,378,000 to $5,912,000 while at the same time, management reduced the net loss from $1,158,000 for the quarter ended March 31, 2000 to $458,000 for the quarter ended March 31, 2001.

      The gross margin for the quarter ended March 31, 2001 improved to 31.5 % vs. 14.6% for the second quarter ended March 31, 2000 due to a reduction in production costs and an increase in higher margin focused products and less emphasis on market share products.

      Our cash position is $9,796,000 for future growth and acquisition. Net loss before amortization, and depreciation was $78,000 for the second quarter 2001 vs a vs $1,158,000 for the second quarter 2000.

      Eiger's Korean manufacturing facility, Eiger Net, Inc. has had a difficult quarter ended March 31, 2001. Currently, the order book is improving with a steady economy expected to result in improved quarters during the remainder of calendar 2001.

      Eiger's management team continues to aggressively pursue strategic acquisitions and to create long-term shareholder value while building on the solid base created in the year 2000 in the corporation's core operating units.

      Eiger continues to make progress towards completion of the proposed acquisition of an equity interest in Nixxo Technologies, Inc and Standard Telecom America, Inc.

      Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56k fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology, Inc's website at www.eigertechnology.com.

For More Information, Please Contact:
Roland P. Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.